Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-181299

September 24, 2012

Frontier Communications Corporation

Pricing Term Sheet

Issuer:	Frontier Communications Corporation
Security:	Senior Notes due 2023
Face Amount:	$250,000,000
Price:	104.250% of aggregate principal amount, plus accrued interest from August 15, 2012
Proceeds to Frontier (before expenses and excluding accrued interest):	$256,250,000
Maturity:	January 15, 2023
Coupon:	7.125%
Yield to maturity:	6.551%
Spread to Benchmark Treasury:	488 basis points
Benchmark Treasury:	7.125% UST due February 15, 2023
Benchmark Treasury Yield:	1.669%
Interest Payment Dates:	January 15th and July 15th, commencing January 15, 2013
Make-whole call:	At any time at a discount rate of Adjusted Treasury Rate plus 50 basis points
Change of Control:	101% plus accrued and unpaid interest, if any
Trade Date:	September 24, 2012
Settlement:	T+5; October 1, 2012
CUSIP:	35906AAM0
Ratings(1):	Ba2 / BB
Underwriting discount:	1.750%
Min. Allocation:	$2,000
Increments:	$1,000

(1) These securities ratings have been provided by Moody’s and S&P. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Disclosures set forth throughout the preliminary prospectus supplement are updated to reflect the increase in the size of the offering from an aggregate principal amount of Senior Notes of $200,000,000 to $250,000,000. All figures presented as giving effect to the offering, including net proceeds from the offering and as adjusted cash and cash equivalents, long-term borrowings and total capitalization are increased accordingly to give effect to the increase in the offering size.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

2